Exhibit 99.2

CUSIP NO. 47030M106	13G	Page 14 of 14

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company.
Commonwealth Bank Officers Superannuation Corporation Pty Limited	IA (AU registered)
Avanteos Investments Limited	IA (AU registered)
Colonial First State Investments Limited	IA (AU registered)
Realindex Investment Pty Limited	IA (AU registered)